Exhibit 12.01

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
						Three Months Ended
	Years ended December 31,					March 31,
In millions of dollars, except for ratios	2013	2012	2011	2010	2009	2014	2013
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$9,941	$12,922	$15,678	$16,725	$17,711	$2,142	$2,654
Interest factor in rent expense	460	496	495	500	522	115	121
Total fixed charges	$10,401	$13,418	$16,173	$17,225	$18,233	$2,257	$2,775

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)	$6,001	$5,501
Fixed charges (excluding preferred stock dividends)	10,401	13,418	16,173	17,225	18,233	2,257	2,775
Total income	$29,898	$21,243	$30,895	$30,341	$10,434	$8,258	$8,276

Ratio of income to fixed charges excluding interest on deposits	2.87	1.58	1.91	1.76	NM	3.66	2.98

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$16,177	$20,612	$24,209	$25,057	$27,902	$3,591	$4,330
Interest factor in rent expense	460	496	495	500	522	115	121
Total fixed charges	$16,637	$21,108	$24,704	$25,557	$28,424	$3,706	$4,451

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)	$6,001	$5,501
Fixed charges (excluding preferred stock dividends)	16,637	21,108	24,704	25,557	28,424	3,706	4,451
Total income	$36,134	$28,933	$39,426	$38,673	$20,625	$9,707	$9,952

Ratio of income to fixed charges including interest on deposits	2.17	1.37	1.60	1.51	NM	2.62	2.24